

July 2, 2019

Fernando de la Vega
Chief Executive Officer
PV Nano Cell, Ltd.
8 Hamasger Street
Migdal Ha'Emek, Israel 2310102

> **Re: PV Nano Cell, Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 27, 2019**
> **File No. 333-232379**

Dear Mr. de la Vega:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Jonathan M. Nathan